Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

PropertyGuru sees data analytics and fintech offerings as new sources of growth

KrAsia

By Stephanie Pearl Li

21 September 2021

The company wants to increase efficiency and transparency in Asia’s real estate sector, says CEO Hari V. Krishnan.

Hari V. Krishnan, CEO of proptech unicorn firm PropertyGuru, needed to act fast when the pandemic hit. “We told ourselves that these were going to be a tough couple of years,” he told KrASIA.

Founded in 2007, PropertyGuru has grown to become a household name in Southeast Asia’s real estate sector, thanks to its property listing portal that connects buyers, sellers, and agents. The company lists over 2.8 million properties in markets including Indonesia, Malaysia, Singapore, Thailand, and Vietnam, serving 50 million monthly property seekers and 50,000 active real estate agents.

Like many other companies involved in the real estate business, PropertyGuru was strongly affected by the pandemic in 2020. “The construction sites were shut down. In addition to agents not being able to take clients to visit properties, foreign buyers couldn’t travel freely around either. For example, Chinese buyers own a lot of real estate in Thailand, but none of them could travel,” Krishnan said. In 2020, the company recorded a near 7% decrease in revenues, from USD 66.6 million in 2019 to USD 61.9 million in 2020.

Asia Pacific’s real estate sector also saw investment volumes dropping last year—38% year-on-year in Q3 2020—while cross-border investment logged a 23% YoY decline in the same quarter, according to data from analysis firm Real Capital Analytics (RCA).

Today, the real estate outlook is still uncertain, according to a report by accounting firm PwC, which highlights how the pandemic is preventing potential buyers from traveling abroad to visit properties, while property sellers are refusing to apply discounts to their assets in the hope that the market will rebound as the vaccination campaign will continue.

Krishnan, who joined the company in 2016, did not keep his arms crossed when the pandemic spread throughout Southeast Asia. He decided to leverage technology to tackle some pressing problems, while looking to expand his business with new fintech and cloud services.

In May 2020, PropertyGuru introduced StoryTeller, an app that allows users to visit properties through virtual reality technology. Once a customer is interested in buying, they will be connected to a booking agent as well as a payment gateway that allows the buyer to make a payment for the initial block, Krishnan explained.

Services like StoryTeller are powered by FastKey, an in-house cloud platform that provides real-time data-backed inventory management and support to different administrative tasks such as unit booking, paperwork generation, and deposit collection. According to the company, the software “digitizes and automates the entire property sales process from project launch to close of sale.” The platform has already been used by over 100 property developers in Southeast Asia, said the firm.

Last April, the proptech firm also expanded into home finance, with the launch of PropertyGuru Finance, an online mortgage marketplace that allows users to compare and select loan options with the advice of experts, according to the company. To run this service, PropertyGuru has partnered with major banks in Singapore, including Citibank, UOB, Standard Chartered, and Maybank.

The new platform monetizes through commissions obtained after mortgage fulfillment and through advertising. So far, PropertyGuru Finance has generated over “a billion Singaporean dollars (USD 741.6 million) in the loan book” within a year, according to Krishnan.

PropertyGuru expects to generate up to 96% of revenue in 2021 from its digital marketplaces, while fintech and data services will account for 4% of revenue, according to the company. Last year, the firm logged a USD 10.9 million loss, down 62% from USD 29 million in 2019.

Becoming a single source of property data

PropertyGuru’s vision goes beyond the property classifieds business. The firm wants to become the leading property data provider in the region. “We want to become the single source of truth when it comes to real estate data in Southeast Asia,” Krishnan said. Revenue from data services is projected to rise from USD 1.2 million in 2021 to USD 11.8 million in 2025, while its fintech revenue is expected to jump from USD 1.9 million this year to 16.2 million in 2025, according to the company.

To follow this goal, the firm has been active in its acquisition strategy. In August, It completed the acquisition of Australian real estate classifieds portal REA Group’s assets, which operates portals in Thailand and Malaysia. Previously, in November 2020, it acquired Malaysian property data firm MyProperty Data.

Disrupting the real estate industry doesn’t come without challenges, according to Krishnan, due to heavy regulations that affect the sector. Unlike entertainment or e-commerce, the “regulatory drag” in the real estate business sector is relatively higher in Southeast Asia and the world, which slows the industry’s digital transformation, Krishnan explained.

“As a technologist [myself], it is a fair criticism that we [the industry players] aren’t moving fast enough. The risk of getting it wrong in our sector can be much higher than in any other field. If you mess up, you could create tremendous damage to the whole society,” the CEO said.

Krishnan drew a comparison between PropertyGuru and his previous company, LinkedIn, where he served as the vice president of Asia Pacific for over six years. “LinkedIn tried to make recruitment more efficient. It became a tool for the recruiters,” he explained. PropertyGuru sees itself as a problem-solver to create efficiency and transparency in Asia’s real estate sector, which lacks a unified source of realty data, Krishnan said.

All the way to SPAC

Singapore-based PropertyGuru is expected to go public in the US soon. Photo courtesy of PropertyGuru.

In July, PropertyGuru announced that it would merge with Bridgetown 2 Holdings in a SPAC move that will list the proptech company on the New York Stock Exchange. The deal, which would give the Southeast Asian company a USD 1.8 billion valuation, is expected to close in Q4 of this year or Q1 2022. Krishnan didn’t share more details about the development but said that PropertyGuru is focused on its “vision and purpose-driven business.”

“What has driven our success in the recent past is that we focus on doing a few things and do them well. There is a USD 8 billion total addressable market across our five markets in Southeast Asia. That is very large.”

Krishnan also revealed that a secondary listing in the future is a plausible option. “We will focus on the business strategy over the next three to five years. After that, if there is a need to raise more capital, we will reserve the right to either do a secondary issuance in the US or a secondary listing in Asia, whether in Singapore or Hong Kong. We have not decided yet.”

Despite the difficult times, the company is confident about its outlook. PropertyGuru projects 22% YoY revenue growth to USD 75.7 million this year, then 44% in 2022 and 30% in 2023.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru Pte. Ltd. (“Property Guru”), PropertyGuru Group Limited (“PubCo”) and Bridgetown 2 Holdings Limited (“Bridgetown 2”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; the fact that closing (the 3 “REA Closing”) of the Group’s contemplated purchase of the Malaysian and Thai assets of REA Group Ltd. (“REA”) is subject to the satisfaction of certain closing conditions, including REA’s divestment of its 27% interest in 99 Group (the operator of the websites 99.co, iProperty.com.sg and rumah123.com), failing which the REA Closing may not occur; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru nor Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as an alternative to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may not be comparable to similarly titled non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed business combination. Bridgetown 2 and PubCo also will file other documents 3 regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.